FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the month of April, 2013

Commission File Number: 001-12518

Banco Santander, S.A.

(Exact name of registrant as specified in its charter)

Ciudad Grupo Santander

28660 Boadilla del Monte (Madrid) Spain

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes  ☐            No  ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes  ☐             No  ☒

Banco Santander, S.A.

Item
1	Material fact dated April 29th, 2013.

MATERIAL FACT

Further to the relevant fact communication dated April 10, 2013 (registry number 185,042), Banco Santander, S.A. (“Banco Santander”) informs that the trading period for the free allotment rights corresponding to the free-of-charge capital increase by means of which the “Santander Dividendo Elección” program is carried out ended on April 26, 2013.

The holders of 87.40% of the free allotment rights have chosen to receive new shares. Thus, the definitive number of ordinary shares of 0.5 Euros of face value issued in the free-of-charge capital increase is 270,917,436, corresponding to 2.57% of the share capital, and the amount of the capital increase is 135,458,718 Euros. After the free-ofcharge capital increase, the share capital will amount to 5,404,800,290.50 euros represented by 10,809,600,581 ordinary shares of 0.5 Euros of face value each. The value of the remuneration corresponding to the holders of free allotment rights who have requested new shares amounts to 1,381,678,923.60 Euros.

The shareholders holding the remaining 12.60% of the free allotment rights have accepted the irrevocable undertaking to acquire free allotment rights assumed by Banco Santander. Consequently, Banco Santander has acquired 1,327,490,259 rights for a total gross consideration of 199,123,538.85 Euros. Banco Santander has waived the free allotment rights so acquired.

It is envisaged that the relevant authorisations for the admission to listing of the new shares in the Spanish Stock Exchanges will be granted on May 7, 2013, so that ordinary trading of such shares in Spain will commence on May 8, 2013. The authorisation for the admission to listing of those shares will also be requested on all other stock exchanges on which Banco Santander is listed.

Boadilla del Monte (Madrid), April 29, 2013

Banco Santander, S.A.—Domicilio Social: Paseo de Pereda, 9-12. 39004 SANTANDER—R. M. de Santander, Hoja 286, Folio 64, Libro 5º de Sociedades, Inscripción 1ª. C.I.F. A-39000013

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Banco Santander, S.A.

Date: April 29, 2013	By:	/s/ José Antonio Álvarez
Name: José Antonio Álvarez
Title: Executive Vice President